

May 17, 2011

Via Facsimile
Francine Salari
President
Eternity Healthcare Inc.
409 Granville Street, Suite 1023
Vancouver, BC, Canada

> Re: Eternity Healthcare Inc.
> Amendment No. 2 to Registration Statement on Form S-1
> Filed May 4, 2011
> File No. 333-172061

Dear Ms. Salari:

We have reviewed your registration statement and response letter dated May 4, 2011 and have the following comments. Unless otherwise noted, where prior comments are referenced they refer to the comments in our letter dated April 22, 2011.

Risk Factors

1.   Refer to prior comment 2. Please revise your disclosure to include a clear and unambiguous statement indicating that your management has concluded that your internal control over financial reporting is not effective. In addition, to the extent known, please include a timeline regarding when you expect to fully remedy the weaknesses and the costs, if material, associated with the remedial measures.

Financial Statements and Supplementary Data

Interim Consolidated Financial Statements

Note 3. Restatement of Financial Statements, page F-10

2.   We note your response to prior comment 7. Please revise your disclosures to clarify that the company originally accounted for the transaction with Kid's Book Writer as a business combination rather than as a reverse merger.

3.   Additionally, please disclose the information you provided in response to prior comment 8 to explain the nature of restatement adjustments in further detail.

Executive Compensation, page 46

4.   Please update your executive compensation disclosure and summary compensation table to include information for the fiscal year ended April 30, 2011, the most recently completed fiscal year. Refer to Item 402(n)(1) of Regulation S-K and the Division of Corporation Finance's Compliance & Disclosure Interpretation 217.11 of Regulation S-K, available on our website.

Certain Relationship and Related Transactions, page 48

5.   We note your response to prior comment 9 indicating that you considered the market value of the company prior to the share exchange, the "approximate valuation of Eternity BC," and that you "assigned a value of approximately $100,000 to the public company and $2,000,000 to Eternity BC given its revenue potential." Tell us how you determined the amount of company shares to issue in the share exchange based on these valuations.

        If you have questions or comments on the financial statements and related matters, please contact Melissa Feider, Staff Accountant, at (202) 551-3379. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3457.

                                Sincerely,

                                /s/ Maryse Mills-Apenteng

                                Maryse Mills-Apenteng
                                Special Counsel